Exhibit 4.14

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into on May 30th 2022 by and between Cardiol Therapeutics USA Inc. (the “Company”) and Andrew Warwick Hamer (the “Executive”) (collectively, the “Parties”).

WHEREAS, the Parties wish to enter into an employment agreement to employ the Executive as Chief Medical Officer of Cardiol Therapeutics Inc.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and intending to be bound hereby, the Parties agree as follows:

1.Duration of Agreement. Executive’s employment by the Company under this Agreement shall commence on March 29, 2022 (the “Effective Date”) and continue until terminated in accordance with Section 5 below. The period of time between the Effective Date and the termination of the Executive’s employment hereunder shall be referred to herein as the “Employment Period.”

2.Position; Duties. The Executive will be employed as Cardiol Therapeutics Inc.’s Chief Medical Officer. In such position, the Executive shall provide services to both Cardiol Therapeutics Inc. and the Company, and such duties shall include, but are not limited those services described in Exhibit B.

The Executive shall at all times perform his duties and responsibilities honestly, diligently, in good faith and devote his best efforts and substantially all of his business time and services to the Company. The Executive shall not, in any capacity, engage in other business activities or perform services for any other person or entity without the prior written consent of the President / Chief Executive Officer; provided, however, that without such consent, the Executive may engage in charitable or public service, so long as such activities do not interfere with the Executive’s performance of his duties and obligations hereunder and no compensation is paid to the Executive in connection therewith.

3.Place of Performance. Place of Performance. The Executive shall perform his services hereunder from his home office in New York. The Executive shall also engage in travel as needed to the Company’s offices in Ontario.

4.Compensation.

4.1.Base Salary. The Executive’s annual salary will be $375,000 US (such salary, as in effect from time to time, the “Base Salary”). Executive’s Base Salary shall be reviewed at least annually by the Board of Directors of the Company (“Board”), which may, but shall not be required to, increase the Base Salary during the Employment Period. The Corporate Governance and Compensation Committee of the Board (“Compensation Committee”) shall perform an annual review and make recommendations for cost of living salary increases to the Board, if warranted. The Company shall pay the Base Salary, less such withholdings and deductions as required by applicable law, to the Executive in accordance with the Company’s usual payroll practices as in effect from time to time.

4.2.Employee Benefits. The Executive will receive a monthly health insurance stipend of [$3910.80 US], less such withholdings and deductions as required by applicable law.

4.3.Annual Bonus. During the Employment Period, for each fiscal year, the Executive will be eligible to earn an annual bonus. The targeted amount of that bonus will be 40% of Executive’s Base Salary for the applicable fiscal year. The actual bonus payable with respect to a particular year will be determined by the Board based on the achievement of corporate and/or individual performance objectives established by the Board, in each case as determined by the Board in its sole discretion. Any bonus payable under this paragraph will only be paid if the Executive remains continuously employed by the Company through the date the annual bonus is paid.

4.4.Equity Award. The Executive’s existing Class A Common Shares and stock options (100,000 Class A Common Shares with 25% vesting every 6 months and 400,000 stock options with a 5 year term and 1/3 vesting per year) shall continue as originally granted, in accordance with the Corporations’ Equity Compensation Plan. The Class A Common Shares shall bear the securities legend as described in Exhibit C.

4.5.Paid Time Off. The Executive will be eligible for five weeks of paid time off each calendar year, inclusive of vacation, sick leave and personal days, in accordance with the policies of the Company, as may be amended from time to time. Paid time off shall accrue evenly over the course of a calendar year. Accrued, unused paid time off will not carry over from year to year. Accrued, unused paid time off (with respect to the calendar year in which employment is terminated) will be paid out upon termination of employment.

4.6.Reimbursement of Expenses. The Company will pay or reimburse the Executive for all reasonable business expenses incurred or paid by the Executive in the performance of his duties and responsibilities for the Company in accordance with the business expense reimbursement policies of the Company, as may be amended from time to time.

5.Termination. The Executive’s employment hereunder shall terminate (i) on the date not less than one (1) year following written notice from the Company that Executive’s employment with the Company will be terminated for any reason other than Cause (as defined below), death or Disability, (ii) on the date not less than one (1) year following written notice from the Executive that he is resigning from the Company, (iii) on the date of his death, (iv) on the date of his Disability, as defined herein, or (v) on the date that the Company provides the Executive with written notice that the Executive’s employment with the Company is terminated for Cause, which written notice shall describe the Cause, and if curable, the failure to cure the Cause within the applicable cure period.

Upon cessation of the Executive’s employment for any reason, unless otherwise consented to in writing by the Board, the Executive shall resign immediately from any and all officer, director and other positions he then holds with the Company.

At any time during the notice period (whether in the case of termination by the Company or the Executive), the Company may, in its sole discretion, require that the Executive perform only transition services, or that Executive not perform services at all. In the case of a resignation by the

Executive, upon receipt of such notice, the Company may, in its sole discretion, waive such notice period. During the notice period, the Executive shall continue to be paid Executive’s Base Salary and monthly health insurance allowance, but will not be eligible to be paid any bonuses, vest in any stock grants, or accrue any paid time off.

For purposes of this Agreement, Cause means: (i) indictment, commission of, or other entry of a plea of guilty or no contest to, (A) a felony, or (B) any crime (other than a felony) that causes the Company public disgrace or disrepute, or adversely affects the Company’s operations or financial performance or the relationship the Company has with its customers and suppliers; (ii) commission of an act of gross negligence, willful misconduct, fraud, embezzlement, theft or material dishonesty with respect to the Company; (iii) a breach of the Executive’s fiduciary duties to the Company; (iv) alcohol abuse or use of controlled substances (other than prescription drugs taken in accordance with a physician’s prescription); (v) material breach of any agreement with the Company, including this Agreement; (vi) a material breach of any Company policy; or (vii) refusal to perform or repeated failure to perform, the lawful directives of the Board, if not cured within 15 days following receipt by the Executive from the Company of written notice thereof.

For purposes of this Agreement, Disability means: a condition entitling the Executive to benefits under the Company’s long-term disability plan, policy or arrangement; provided, however, that if no such plan, policy or arrangement is then maintained by the Company and applicable to the Executive, “Disability” will mean the Executive’s inability to perform the Executive’s duties under this Agreement due to a mental or physical condition (disregarding any reasonable accommodation) that can be expected to result in death or that can be expected to last (or has already lasted) for a continuous period of ninety (90) days or more, or for one hundred twenty (120) days in any one hundred eighty (180) consecutive day period.

6.Confidentiality.

6.1.The Executive agrees that the Executive’s services to the Company are of a special, unique and extraordinary character, and that the Executive’s position places him in a position of confidence and trust with the Company’s customers and employees. The Executive also recognizes that the Executive’s position with the Company will give him substantial access to Confidential Information, the unauthorized disclosure or use of which would cause the Company to suffer substantial and irreparable damage. The Executive recognizes, therefore, that it is in the Company’s legitimate business interest to restrict the Executive’s use of Confidential Information for any purposes other than the discharge of the Executive’s duties at the Company, and to limit any potential appropriation of Confidential Information by the Executive for the benefit of the Company’s competitors or to the detriment of the Company.

6.2.At all times during the Executive’s employment with the Company and thereafter, the Executive shall hold in strictest confidence, and not directly or indirectly use, except for the benefit of the Company, or disclose to any person or entity (“Person”) without written authorization of the Company, any Confidential Information of the Company. The Executive understands that “Confidential Information” means any information which is confidential and proprietary to the Company, including but not limited to technical data, trade secrets, know-how, research, plans, products, operating and training information, services, client lists and clients, markets, software, source code, object code, developments, inventions, processes, technology, designs, drawings, engineering, hardware configuration information, marketing, financial or other business information, disclosed to the Executive by the Company, directly or indirectly, in writing, orally, electronically, or otherwise, or coming into the Executive’s possession, or to which the Executive has access, as a result of the Executive’s employment with the Company. Confidential Information shall not include any information that the Executive can establish by competent proof (i) was lawfully obtained from a third party who was not under any obligation of confidentiality; or (ii) is or becomes public knowledge or part of the public domain through none of the Executive’s acts or omissions. Notwithstanding the foregoing, the Executive shall be permitted to disclose Confidential Information pursuant to a court order, government order or any other legal requirement of disclosure if no suitable protective order or equivalent remedy is available, provided that the Executive gives the Company written notice of such court order, government order or legal requirement of disclosure immediately upon knowledge thereof and allows the Company a reasonable opportunity to seek to obtain a protective order or other appropriate remedy prior to such disclosure to the extent permitted by law.

The Executive will not, during the Executive’s employment with the Company, improperly use or disclose any proprietary information or trade secrets of any former employer, and the Executive will not bring onto the premises of the Company any unpublished documents or proprietary information belonging to any such former employer unless consented to in writing by such former employer.

6.3.Upon the termination of the Executive’s employment with the Company, the Executive will not take with him or retain without written authorization any documents, files or other property of the Company, and the Executive will return promptly to the Company any such documents, files or property in his possession or custody. The Executive recognizes that all documents, files and property which the Executive has received and will receive from the Company, including but not limited to customer lists, handbooks, memoranda, policy manuals, product specifications, and other materials (with the exception of documents relating to the Executive’s compensation and benefits), are for the exclusive use of the Company and its officers, directors, full-time or part-time employees, consultants, independent contractors or other agents, who are discharging their responsibilities on behalf of the Company, and that the Executive has no claim or right to the continued use, possession or custody of such documents, files or property following the termination of the Executive’s employment with the Company.

6.4.The Executive also agrees that the Executive’s obligation not to disclose or to use information and materials of the types set forth in this section and the Executive’s obligation to return materials and tangible property also extends to such types of information, materials and tangible property of customers, licensors, and suppliers to the Company or other third parties who may have disclosed or entrusted the same to the Company or to the Executive.

6.5.The Executive agrees that any inventions, ideas, improvements, discoveries, methods, developments, software and works of authorship, whether patentable or not, which are created, made, conceived or reduced to practice by the Executive or under the Executive’s direction or jointly with others during or after the Executive’s employment with the Company or which are made through the use of any of the Confidential Information or any of the Company’s equipment, facilities, or time, or which result from any work the Executive performs for the Company, whether before or after the date hereof shall belong exclusively to the Company and shall be considered part of the Confidential Information for purposes of this Agreement whether or not fixed in a tangible medium of expression.

6.6.DEFEND TRADE SECRETS ACT NOTICE AND RELATED PROVISIONS: The Defend Trade Secrets Act of 2016 provides as follows: (1) An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state or local government official or to an attorney and such disclosure is made (a) solely for the purpose of reporting or investigating a suspected violation of law or (b) in a complaint or other document filed in a lawsuit or other proceeding if such filing is made under seal. (2) An individual may disclose a trade secret to that individual’s attorney for the purpose of filing a lawsuit for retaliation by an employer for reporting a suspected violation of law and use the trade secret information in the court proceeding provided the individual files any document containing the trade secret under seal and the individual does not disclose the trade secret except pursuant to court order. The Defend Trade Secrets Act also provides that a court enforcing that law may, if a trade secret is found to have been willfully and maliciously misappropriated, award (a) “exemplary damages” in an amount of up to two times the amount of damages awarded for actual loss caused by the misappropriation of a trade secret and damages for unjust enrichment caused by the misappropriation of the trade secret, or a reasonable royalty for the misappropriation, and (b) reasonable attorneys’ fees against the misappropriating party.

7.Intellectual Property.

7.1.The Executive will make full and prompt disclosure to the Company of all inventions, ideas, improvements, discoveries, methods, developments, software and works of authorship, whether patentable or not, which are created, made, conceived or reduced to practice by the Executive or under the Executive’s direction or jointly with others during and relating to employment with the Company and whether before or after the date hereof and whether or not during normal working hours or on the premises of the Company (all of which are collectively referred to in this Agreement as “Developments”). Exhibit A specifies all pre-existing developments not assigned to the Company and created prior to the Executive’s employment, in which the Executive shall have any rights, title or interest (“Prior Developments”). If and to the extent the Executive incorporates any Prior Development in any work product that the Executive creates for the Company, the Executive hereby grants to the Company an exclusive, royalty-free, transferable, irrevocable, worldwide license (with rights to freely assign and sublicense) to make, use, sell, reproduce, distribute, publicly perform, create derivative works form, and otherwise use and exploit the Prior Development in any manner, medium, or format throughout the universe.

7.2.The Executive hereby agrees to assign and does hereby assign to the Company (or any person or entity designated by the Company) all of the Executive’s right, title and interest in and to all Developments and all related patents, patent applications, copyrights and copyright applications and agree that these obligations are binding upon his assigns, executors, administrators and other legal representatives. The Executive understands that, to the extent this Agreement shall be construed in accordance with the laws of any state which precludes a requirement in an employee agreement to assign certain classes of inventions made by an employee, this section 7.2 shall be interpreted not to apply to any invention which a court rules and/or the Company agrees falls within such classes. The Executive also hereby waives all claims to moral rights in any Developments, even after termination or expiration of this Agreement. The Executive understands that the term “moral rights” means any rights of paternity or integrity, including any right to claim authorship of a copyrighted work, to object to a modification of such copyrightable work, and any similar existing right existing under the judicial or statutory authority of any country in the world or under any treaty, regardless of whether such right is denominated or generally referred to as a “moral right,” including, without limitation, the rights of attribution and integrity in works of visual art under 17 USC § 106A.

7.3.The Executive agrees to cooperate fully with the Company, both during and after the Executive’s employment with the Company, with respect to the procurement, maintenance and enforcement of copyrights, patents and other intellectual property rights (both in the United States and foreign countries) relating to Developments. Without limiting the foregoing, the Executive agrees that to the extent copyrightable, any such original works of authorship shall be deemed to be “works for hire” and that the Company shall be deemed the sole author thereof under the U.S. Copyright Act, provided that in the event and to the extent such works are determined not to constitute “works for hire” as a matter of law, the Executive hereby irrevocably assigns and transfers to the Company all right, title and interest in such works, including but not limited to copyrights and any renewals or extensions thereof. The Executive agree to sign all papers, including, without limitation, copyright applications, patent applications, declarations, oaths, formal assignments, assignments of priority rights, and powers of attorney, which the Company may deem necessary or desirable in order to protect its rights and interests in any Development (at the Company’s expense) and agree that these obligations are binding upon the Executive’s assigns, executors, administrators and other legal representatives. The Executive further agrees that if the Company is unable, after reasonable effort, to secure his signature on any such papers, any executive officer of the Company shall be entitled to execute any such papers as the Executive’s agent and the attorney-in-fact, and the Executive hereby irrevocably designates and appoints each executive officer of the Company as his agent and attorney-in-fact to execute any such papers on his behalf, and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interests in any Development, under the conditions described in this sentence.

8.Returning Company Documents. The Executive agrees that, at the time of leaving the employ of Company, the Executive shall deliver to the Company (and will not keep in his possession, recreate or deliver to anyone else) any and all Confidential Information, inventions, devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any of the aforementioned items developed by the Executive pursuant to his employment with the Company or otherwise belonging to the Company, its successors or assigns.

9.Restrictive Covenants.

9.1.Non-Competition. The Executive agrees that during his employment with the Company and for a period of six (6) months immediately following the termination of employment with the Company for any reason, the Executive shall not, in the United States of America or Canada, engage, either directly or indirectly, whether as a principal or as agent, officer, director, employee, consultant, shareholder, partner, or otherwise, alone or in association with any other person, in any Competing Business. For purposes of this Agreement, the term “Competing Business” shall mean any person or entity which develops or sells cannabidiol products and targeted therapies for the treatment of cardiovascular disease.

9.2.Non-Solicitation. The Executive also agrees that during his employment with the Company and for a period of one (1) year immediately following the termination of employment with the Company for any reason, the Executive shall not, directly or indirectly, (i) employ, engage or solicit for employment any individual who is, or was at any time during the past twelve months, an employee of the Company or otherwise seek to alter or adversely affect any such individual’s relationship with the Company; or (ii) solicit or contact any client, agent, vendor, partner, contact or customer of the Company (collectively, “Client”), or any potential Client to which the Company has made a presentation or with which Company has had discussions during the term of the Executive’s employment with the Company (“Prospective Client”) for the purpose of soliciting or contacting such Client or Prospective Client to do business with a Competing Business; or, (iii) persuade or attempt to persuade any Client or Prospective Client to not transact business with the Company or to transact business with the Executive or any other Person as an alternative to the Company.

9.3.In the event that the provisions of Section 9 should be determined by a court or other tribunal of competent jurisdiction to exceed the time, geographic, services or product limitations permitted by the applicable law in a jurisdiction in which enforcement of this Agreement is sought, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic, service or product limitations permitted by such applicable law, and the parties hereby expressly grant any court or competent jurisdiction the authority to effect such reformation.

9.4.Equitable Relief. The Executive agrees that a violation of the provisions of this Agreement, including but not limited to, the restrictions in Sections 6 through 9, will cause the Company immediate and irreparable harm that cannot be remedied adequately by monetary damages. The Executive agrees that, in the event of such a violation, the Company shall be entitled to temporary, preliminary and permanent injunctive relief to restrain any such violation (without posting a bond or proving actual damages) and to an equitable accounting of all earnings, profits and other benefits arising from the breach or violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled.

10.Miscellaneous.

10.1.Cooperation. The Executive agrees that, subject to reimbursement of his reasonable expenses, he will cooperate fully with the Company and its counsel with respect to any matter (including litigation, investigations, or governmental proceedings) in which the Executive was in any way involved during his employment with the Company. The Executive shall render such cooperation in a timely manner on reasonable notice from the Company, so long as the Company exercises commercially reasonable efforts to schedule and limit its need for the Executive’s cooperation under this paragraph so as not to interfere with the Executive’s other personal and professional commitments.

10.2.Section 409A.

10.2.1.Notwithstanding anything herein to the contrary or otherwise, except to the extent any expense, reimbursement or in-kind benefit provided to the Executive does not constitute a “deferral of compensation” within the meaning of Section 409A of the Code, and its implementing regulations and guidance, (i) the amount of expenses eligible for reimbursement or in-kind benefits provided to the Executive during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to the Executive in any other calendar year, (ii) the reimbursements for expenses for which the Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred and (iii) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

10.2.2.Anything to the contrary herein notwithstanding, all benefits or payments provided by the Company to the Executive that would be deemed to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code are intended to comply with Section 409A of the Code. Notwithstanding anything in this Agreement to the contrary, distributions may only be made under this Agreement upon an event and in a manner permitted by Section 409A of the Code or an applicable exemption.

10.3.Other Agreements. The Executive represents and warrants to the Company that there are no restrictions, agreements, including but not limited to confidentiality, non-compete, invention assignment, or consulting agreements, or understandings whatsoever to which he is a party that would prevent or make unlawful his execution of this Agreement, that would be inconsistent or in conflict with this Agreement or the Executive’s obligations hereunder, or that would otherwise prevent, limit or impair the performance by the Executive of his duties under this Agreement.

10.4.Successors and Assigns. The Company may assign this Agreement to any affiliate or to any successor to its assets and business by means of liquidation, dissolution, merger, sale of assets or otherwise. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor. The rights and duties of the Executive hereunder are personal to Executive and may not be assigned by him.

10.5.Governing Law and Enforcement. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. Any legal proceeding arising out of or relating to this Agreement will be instituted in a state or federal court in the State of New York, and the Executive and the Company hereby consent to the personal and exclusive jurisdiction of such court(s) and hereby waive any objection(s) that they may have to personal jurisdiction, the laying of venue of any such proceeding and any claim or defense of inconvenient forum.

10.6.Waivers. The waiver by either party of any right hereunder or of any breach by the other party will not be deemed a waiver of any other right hereunder or of any other breach by the other party. No waiver will be deemed to have occurred unless set forth in writing. No waiver will constitute a continuing waiver unless specifically stated, and any waiver will operate only as to the specific term or condition waived.

10.7.Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. However, if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced as though the invalid, illegal or unenforceable provision had never been herein contained.

10.8.Survival. This Agreement will survive the cessation of the Executive’s employment to the extent necessary to fulfill the purposes and intent of this Agreement.

10.9.Notices. Any notice or communication required or permitted under this Agreement will be made in writing sent by reputable overnight courier. Any notice or communication to the Executive will be sent to the address or email address contained in his personnel file. Any notice or communication to the Company will be sent to the Company’s Ontario offices, to the attention of the Board. Notwithstanding the foregoing, either party may change the address for notices or communications hereunder by providing written notice to the other in the manner specified in this paragraph.

10.10.Withholding. All payments (or transfers of property) to the Executive will be subject to tax withholding to the extent required by applicable law.

10.11.Section Headings. The headings of sections and paragraphs of this Agreement are inserted for convenience only and will not in any way affect the meaning or construction of any provision of this Agreement.

10.12.Counterparts. This Agreement may be executed in multiple counterparts (including by electronic or scanned signature), each of which will be deemed to be an original, but all of which together will constitute but one and the same instrument.

10.13.Entire Agreement; Amendments. This Agreement contains the entire agreement and understanding of the Parties hereto relating to the subject matter hereof, and supersedes all prior discussions, agreements and understandings of every nature relating to that subject matter and any prior versions of this Agreement, including the March 10, 2021 Independent Contractor Agreement (with the exception of Articles 6 and 7, under which the Executive has continuing obligations). This Agreement may not be changed or modified, except by an agreement in writing signed by each of the Parties hereto.

[signatures on following page]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and the Executive has executed this Agreement, in each case on the date written below.

By:	/s/ David Elsley
David Elsley
President & CEO
Cardiol Therapeutics Inc.

Dated:

By:	/s/ Andrew Hamer
Andrew Warwick Hamer

Dated: May 29th 2022